Exhibit 1

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas — CNPJ) 33.592.510/0001-54

EXTRAORDINARY SHAREHOLDERS’ MEETING

NOTICE OF MEETING

The Shareholders of Vale S.A. (“Vale” or the “Company”) are invited to meet in an Extraordinary Shareholders’ Meeting, to be held on June 27, 2017, at 11 a.m., at the address Avenida das Américas n. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, Rio de Janeiro, in order to vote on the following items on the Agenda, which are inseparable and interdependent steps of a single transaction to restructure the Company’s corporate governance, with the goal of transforming Vale into a company without defined control, as described in the Material Fact disclosed on February 20, 2017, such that the effectiveness of each step is conditional on the full implementation of the rest:

I.                                        Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common share to each class “A” preferred share;

II.                                   Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of the BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements, as listed below:

(a)         Update the spelling of the Portuguese words “Assembleia” (“meeting”) or “Assembleias” (“meetings”) appearing, as the case may be, in the following provisions of the By-Laws: Art. 5, §3; Art. 6, §3; title of Chapter III; Art. 8, head paragraph, §1 and §3; Art. 9, head paragraph and Sole paragraph; Art. 11, § 2, §4, §10, §11 and §12; Art. 14, II, XV, XVI and XXXI; Art. 32, XII and §1, Art. 33, II; Art. 35, §2, Art. 36, head paragraph; Art, 37, head paragraph; Art. 39, §3; and Art. 42, head paragraph;

(b)         Update the spelling of the Portuguese word “cinquenta” (“fifty”) in Art. 11, §13, and Art. 43, II;

(c)          Adjust the head paragraph of Art. 6 to set forth the new limit of authorized capital, in the amount of up to 7,000,000,000 (seven billion) common shares, and the Company’s issuance of only the common shares within the limit of authorized capital;

(d)         Adjust Art. 6, §2 and 3, in line with the proposition that the Company may only make exception to the preemptive right in the issuance of bonds convertible into common shares and may only grant purchase options for its common shares;

(e)          Modify Art. 11, head paragraph, and §5, to set forth that the number of members of the Board of Directors will change from 11 (eleven) to 12 (twelve);

(f)           Include in Art. 11, a new §6, with the consequent re-numbering of the remaining paragraphs, to establish that at least 20% of the Board of Directors shall be independent members;

(g)          Clarify in Art. 11, §11, that the common shares that elect a member in separate vote do not participate in the multiple vote process;

(h)         Amend Art. 11, §12 and §13, to clarify the election process through the multiple vote regime;

(i)             Include a new item in Art. 14, to set forth the Board of Directors’ ability to express its views about any tender offer to purchase the Company’s shares (oferta pública de aquisição - “OPA”);

(j)            Modify Art. 34, IV, to abbreviate the Portuguese word “Artigo” (“Article”) to “Art.”;

(k)         Include Arts. 47, 48 and 49 to regulate the holding of an OPA in the case of sale of the Company’s shareholding control;

(l)             Include Art. 50, to establish definitions of terms used in the By-Laws;

(m)     Include Art. 51 to set forth the hypotheses and regulate the holding of an OPA upon reaching equity interest equal to or greater than 25% (twenty-five percent) of the Company’s total common shares or of the total capital of the Company;

(n)         Include Art. 52 to establish procedures and sanctions for breach of obligation to hold an OPA;

(o)         Include Art. 53 to address the minimum share price in the event an OPA is held to cancel registration as a publicly held company;

(p)         Include Art. 54 to set forth rules about preparing an appraisal report in the event an OPA is held;

(q)         Include Art. 55 to set forth the prohibition of registering the transfer of shares that do not comply with the provisions of the By-Laws;

(r)            Include Art. 56 to set forth the prohibition of filing a shareholders’ agreement that does not comply with the provisions of the By-Laws;

(s)           Include Art. 57 to set forth the ability of the Shareholders’ Meeting to decide on cases not addressed in the By-Laws; and

(t)            Include Art. 58 to contemplate the use of arbitration to resolve disputes or controversies.

III.                              Pursuant to Arts. 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A. (“Valepar”), Vale’s controller, into the Company, including the rendering of Valepar’s assets to Vale as result of the transaction;

IV.                               Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company;

V.                                    Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above; and

VI.                               Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger;

VII.                          Pursuant to item VI, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.

All the relevant documentation regarding the subjects to be voted on in the Shareholders’ Meeting are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Securities and Exchange Commission (www.sec.gov).

The shareholder may participate in the Meeting in person or through a duly established proxy, observing the terms of §1 of Art. 126 of Law 6,404/76. In this case, the proxy must have been established within one (1) year and be a shareholder, administrator, lawyer registered with the Brazilian Bar Association or a financial institution. Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective constitutional documents and the Brazilian Civil Code. In this specific case, the proxy of the legal entity shareholder need not be qualified as a shareholder, a company manager or a lawyer. Accordingly, shareholders that are investment funds, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their constitutional documents.

We inform that the shareholder should appear at the Meeting providing proof of ownership of Vale shares issued within four (4) business days prior to the date of the Meeting, by the depository financial institution or custodian, as well as: (a) in the case of an individual shareholder, valid photo I.D. or, if applicable, the I.D. of the shareholder’s proxy and respective power of attorney; (b) in the case of a legal entity shareholder, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, (c) in the case of investment fund, the valid photo I.D. of the representative and the documents proving representation, including the proxy appointment and copy of the fund by-laws in force, of the formation documents of its director or manager, as the case may be, and minutes of the election of such directors of the manager or director. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish need not be translated or notarized/consularized.

The representation documents will be checked to ensure they are in order before the Meeting is held.

To expedite the process of conducting the Meeting, we request that the shareholders who will be represented by proxy kindly deliver the documents proving representation, as mentioned above, at least 72 (seventy-two) hours prior to the Meeting.

The Company shall also allow its shareholders, for this Shareholders’ Meeting, to exercise their voting rights through absentee ballot. In this case, by June 20, 2017 (inclusive), the shareholder must transmit instructions for completion, sending the respective absentee ballot to: 1) the depository of the Company’s shares; 2) their respective custodians that render this service, in the case of shareholders holding shares deposited in the central depository; or 3) directly to the Company. For additional information, the shareholder shall comply with the rules set forth in CVM Instruction 481/2009 and the procedures described in the absentee ballot provided by the Company, as well as the respective Manual for Participation in the Meeting.

Rio de Janeiro, May 12, 2017.

Gueitiro Matsuo Genso

Chairman of the Board of Directors